Exhibit 99.1

Autohome Inc. Announces Unaudited Third Quarter 2024 Financial Results

BEIJING, November 6, 2024 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months ended September 30, 2024.

Third Quarter 2024 Highlights1

•	Net revenues in the third quarter of 2024 were RMB1,774.5 million (US$252.9 million), compared to RMB1,906.0 million in the corresponding period of 2023.

•

Net income attributable to Autohome in the third quarter of 2024 was RMB441.3 million (US$62.9 million), compared to RMB578.3 million in the corresponding period of 2023, while net income attributable to ordinary shareholders in the third quarter of 2024 was RMB425.7 million (US$60.7 million), compared to RMB564.0 million in the corresponding period of 2023.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the third quarter of 2024 was RMB497.2 million (US$70.8 million), compared to RMB603.8 million in the corresponding period of 2023.

•	Share repurchase: As of November 1, 2024, the Company had repurchased 244,302 American depositary shares (“ADSs”) for a total cost of approximately US$6.7 million.

•

Cash dividend: The Company’s board of directors has approved a cash dividend of US$1.15 per ADS (or US$0.2875 per ordinary share) payable in U.S. dollars (the “Dividend”) to holders of ADSs and ordinary shares of record as of the close of business on December 31, 2024. The aggregate amount of the Dividend will be approximately RMB1 billion and is expected to be paid to holders of ordinary shares and ADSs of the Company on or around March 14, 2025 and March 19, 2025, respectively.

Mr. Tao Wu, Chief Executive Officer of Autohome, stated, “In the third quarter, we made substantial progress in advancing our integrated online-to-offline ecosystem strategy, further optimizing our business structure. On the online front, we are leveraging our professional content and product matrix to strengthen our differentiated competitive advantages, leading to a continued growth in the scale of our user base. According to QuestMobile, our average mobile daily active users grew by 5.6% year-over-year to 72.87 million in September, highlighting our expanding influence within the automotive community. Looking at our offline offerings, our franchise stores — Autohome Space and satellite stores — are accelerating their penetration into lower-tier cities, creating a robust network that enhances our offline presence. Additionally, our collaboration with Ping An Group has reached new milestones with the launch of a series of new and innovative products and services across our traditional businesses, data products, used cars, and aftermarket business lines. This collaboration has further strengthened our unique offerings in these areas.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.0176 on September 30, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “The innovative new businesses we have been deploying are beginning to yield results, driving growth in our online marketplace and others business lines this quarter. Notably, revenues from new energy vehicle brands have once again outpaced the sales growth of the broader industry. We remain committed to maximizing shareholder value through our ongoing dividend and share repurchase programs. Looking ahead, we will continue to expand our footprint across the automotive sector while further enhancing operational efficiency in each of our business lines to ensure long-term sustainable value for our shareholders.”

Unaudited Third Quarter 2024 Financial Results

Net Revenues

Net revenues were RMB1,774.5 million (US$252.9 million) in the third quarter of 2024, compared to RMB1,906.0 million in the corresponding period of 2023.

•	Media services revenues were RMB326.0 million (US$46.5 million) in the third quarter of 2024, compared to RMB476.9 million in the corresponding period of 2023.

•	Leads generation services revenues were RMB830.7 million (US$118.4 million) in the third quarter of 2024, compared to RMB830.1 million in the corresponding period of 2023.

•	Online marketplace and others revenues were RMB617.8 million (US$88.0 million) in the third quarter of 2024, compared to RMB599.1 million in the corresponding period of 2023.

Cost of Revenues

Cost of revenues was RMB407.7 million (US$58.1 million) in the third quarter of 2024, compared to RMB373.6 million in the corresponding period of 2023, primarily attributable to an increase in operational costs. Share-based compensation expenses included in cost of revenues in the third quarter of 2024 were RMB3.1 million (US$0.4 million), compared to RMB2.8 million in the corresponding period of 2023.

Operating Expenses

Operating expenses were RMB1,352.2 million (US$192.7 million) in the third quarter of 2024, compared to RMB1,431.4 million in the corresponding period of 2023.

•

Sales and marketing expenses were RMB876.5 million (US$124.9 million) in the third quarter of 2024, compared to RMB935.2 million in the corresponding period of 2023, primarily due to a decrease in marketing and promotional expenses. Share-based compensation expenses included in sales and marketing expenses in the third quarter of 2024 were RMB15.2 million (US$2.2 million), compared to RMB15.3 million in the corresponding period of 2023.

•

General and administrative expenses were RMB136.5 million (US$19.5 million) in the third quarter of 2024, compared to RMB141.0 million in the corresponding period of 2023. Share-based compensation expenses included in general and administrative expenses in the third quarter of 2024 were RMB15.2 million (US$2.2 million), compared to RMB13.0 million in the corresponding period of 2023.

•

Product development expenses were RMB339.2 million (US$48.3 million) in the third quarter of 2024, compared to RMB355.2 million in the corresponding period of 2023. Share-based compensation expenses included in product development expenses in the third quarter of 2024 were RMB27.3 million (US$3.9 million), compared to RMB26.8 million in the corresponding period of 2023.

Operating Profit

Operating profit was RMB82.6 million (US$11.8 million) in the third quarter of 2024, compared to RMB166.0 million in the corresponding period of 2023.

Income Tax Benefit

Income tax benefit was RMB139.0 million (US$19.8 million) in the third quarter of 2024, compared to RMB145.9 million in the corresponding period of 2023. The income tax benefit was primarily attributable to tax filing adjustments of the previous year, which was mainly benefit from the PRC preferential income tax rate and tax holiday of certain subsidiaries.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB441.3 million (US$62.9 million) in the third quarter of 2024, compared to RMB578.3 million in the corresponding period of 2023.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB425.7 million (US$60.7 million) in the third quarter of 2024, compared to RMB564.0 million in the corresponding period of 2023. Basic and diluted earnings per share (“EPS”) were RMB0.88 (US$0.13) and RMB0.87 (US$0.12), respectively, in the third quarter of 2024, compared to basic and diluted EPS of RMB1.15 and RMB1.15, respectively, in the corresponding period of 2023. Basic and diluted earnings per ADS were RMB3.50 (US$0.50) and RMB3.49 (US$0.50), respectively, in the third quarter of 2024, compared to basic and diluted earnings per ADS of RMB4.61 and RMB4.59, respectively, in the corresponding period of 2023.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB497.2 million (US$70.8 million) in the third quarter of 2024, compared to RMB603.8 million in the corresponding period of 2023. Non-GAAP basic and diluted EPS were RMB1.02 (US$0.15) and RMB1.02 (US$0.15), respectively, in the third quarter of 2024, compared to non-GAAP basic and diluted EPS of RMB1.23 and RMB1.23, respectively, in the corresponding period of 2023. Non-GAAP basic and diluted earnings per ADS were RMB4.09 (US$0.58) and RMB4.08 (US$0.58), respectively, in the third quarter of 2024, compared to non-GAAP basic and diluted earnings per ADS of RMB4.93 and RMB4.92, respectively, in the corresponding period of 2023.

Balance Sheet and Cash Flow

As of September 30, 2024, the Company had cash and cash equivalents and short-term investments of RMB23.06 billion (US$3.29 billion). Net cash provided by operating activities in the third quarter of 2024 was RMB208.5 million (US$29.7 million).

Cash Dividend

The Company’s board of directors has approved the Dividend of US$1.15 per ADS (or US$0.2875 per ordinary share) payable in U.S. dollars to holders of ADSs and ordinary shares of record as of the close of business on December 31, 2024, New York Time and Beijing/Hong Kong Time, respectively. The aggregate amount of the Dividend will be approximately RMB1 billion. For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on December 31, 2024 (Beijing/Hong Kong Time). The Dividend is expected to be paid to holders of ordinary shares and ADSs of the Company (through the depositary bank and subject to the terms of the deposit agreement) on or around March 14, 2025 and March 19, 2025, respectively.

Employees

The Company had 4,710 employees as of September 30, 2024, including 1,414 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on Wednesday, November 6, 2024 (8:00 p.m. Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BIea362620c5254eb58ff269d0c9abdf2d

Please use the conference access information to join the call 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss/(gain) relating to non-operating impact of a write-down of the initial investment in a financial product, and loss/(gain) pickup of equity method investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended September 30,
	2023	2024
	RMB	RMB	US$
Net revenues:
Media services	476,869	325,967	46,450
Leads generation services	830,050	830,748	118,381
Online marketplace and others	599,112	617,817	88,038

Total net revenues	1,906,031	1,774,532	252,869
Cost of revenues	(373,552)	(407,668)	(58,092)

Gross profit	1,532,479	1,366,864	194,777

Operating expenses:
Sales and marketing expenses	(935,188)	(876,538)	(124,906)
General and administrative expenses	(141,047)	(136,532)	(19,456)
Product development expenses	(355,172)	(339,159)	(48,330)

Total operating expenses	(1,431,407)	(1,352,229)	(192,692)

Other operating income, net	64,965	67,981	9,687
Operating profit	166,037	82,616	11,772

Interest and investment income, net	207,365	193,816	27,619
Share of results of equity method investments	54,897	12,788	1,822

Income before income taxes	428,299	289,220	41,213
Income tax benefit	145,888	138,982	19,805

Net income	574,187	428,202	61,018
Net loss attributable to noncontrolling interests	4,151	13,138	1,872

Net income attributable to Autohome	578,338	441,340	62,890
Accretion of mezzanine equity	(38,304)	(44,232)	(6,303)
Accretion attributable to noncontrolling interests	23,974	28,593	4,074

Net income attributable to ordinary shareholders	564,008	425,701	60,661

Earnings per share attributable to ordinary shareholders
Basic	1.15	0.88	0.13
Diluted	1.15	0.87	0.12
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	4.61	3.50	0.50
Diluted	4.59	3.49	0.50
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	489,632,372	486,207,510	486,207,510
Diluted	490,986,544	487,409,002	487,409,002

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended September 30,
	2023	2024
	RMB	RMB	US$
Net income attributable to Autohome	578,338	441,340	62,890
Plus: income tax benefit	(144,548)	(137,642)	(19,614)
Plus: depreciation of property and equipment	38,737	28,527	4,065
Plus: amortization of intangible assets	9,657	9,650	1,375

EBITDA	482,184	341,875	48,716

Plus: share-based compensation expenses	57,934	60,786	8,662

Adjusted EBITDA	540,118	402,661	57,378

Net income attributable to Autohome	578,338	441,340	62,890
Plus: amortization of intangible assets resulting from business acquisition	9,583	9,583	1,366
Plus: share-based compensation expenses	57,934	60,786	8,662
Plus: investment loss/(gain) arising from one of financial products[3]	8,719	(2,286)	(326)
Plus: gain on equity method investments, net	(54,897)	(12,788)	(1,822)
Plus: tax effects of the adjustments	4,108	527	75

Adjusted net income attributable to Autohome	603,785	497,162	70,845

Net income attributable to Autohome	578,338	441,340	62,890
Net margin	30.3%	24.9%	24.9%
Adjusted net income attributable to Autohome	603,785	497,162	70,845
Adjusted net margin	31.7%	28.0%	28.0%
Non-GAAP earnings per share
Basic	1.23	1.02	0.15
Diluted	1.23	1.02	0.15
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	4.93	4.09	0.58
Diluted	4.92	4.08	0.58
Weighted average shares used to compute non-GAAP earnings per share:
Basic	489,632,372	486,207,510	486,207,510
Diluted	490,986,544	487,409,002	487,409,002

[3]

It represented the loss of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,996,353	2,529,304	360,423
Restricted cash	126,794	102,629	14,625
Short-term investments	18,552,354	20,531,286	2,925,685
Accounts receivable, net	1,472,489	1,224,993	174,560
Amounts due from related parties, current	16,439	43,653	6,221
Prepaid expenses and other current assets	360,559	379,246	54,042

Total current assets	25,524,988	24,811,111	3,535,556

Non-current assets
Restricted cash, non-current	5,000	5,000	712
Property and equipment, net	200,860	187,878	26,772
Goodwill and intangible assets, net	4,143,968	4,088,213	582,566
Long-term investments	448,341	416,636	59,370
Deferred tax assets	295,598	275,261	39,224
Amounts due from related parties, non-current	16,048	11,899	1,696
Other non-current assets	200,928	125,893	17,940

Total non-current assets	5,310,743	5,110,780	728,280

Total assets	30,835,731	29,921,891	4,263,836

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,932,227	2,562,739	365,187
Advance from customers	105,379	96,492	13,750
Deferred revenue	801,581	619,883	88,333
Income tax payable	227,260	68,066	9,699
Amounts due to related parties	24,572	31,845	4,538
Dividends payable	984,332	—	—

Total current liabilities	5,075,351	3,379,025	481,507

Non-current liabilities
Other liabilities	89,187	39,394	5,614
Deferred tax liabilities	497,955	468,472	66,757

Total non-current liabilities	587,142	507,866	72,371

Total liabilities	5,662,493	3,886,891	553,878

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,758,933	1,887,523	268,970

EQUITY
Total Autohome shareholders’ equity	23,928,187	24,794,511	3,533,190
Noncontrolling interests	(513,882)	(647,034)	(92,202)

Total equity	23,414,305	24,147,477	3,440,988

Total liabilities, mezzanine equity and equity	30,835,731	29,921,891	4,263,836